For Immediate Release                      For Further Information:
Tuesday, April 15, 1997                    Jeff Francis, President and CEO
                                           Terri Liutkus, Treasurer and CFO
                                           330/726-3396 - telephone
                                           330/758-1356 - telecopier

              FFY Financial Corp. Reports 3rd Quarter Earnings,
                Regular Dividend and Stock Repurchase Program

      Youngstown, Ohio April 15, 1997 - FFY Financial Corp. (NASDAQ: FFYF) announced net income of $1.9 million or $.47 per share for its 3rd fiscal quarter ended March 31, 1997. Earnings for the current quarter compared to $1.6 million, or $.32 per share for the prior year quarter ended March 31, 1996.

      Assets totaled $598.7 million at March 31, 1997, an increase of $16.4 million, or 2.8% from $582.3 million at December 31, 1996. The growth in assets was largely the result of a $31.8 million increase in the securities portfolio, which totaled $115.3 million at March 31, 1997, principally due to the purchase of securities using $25 million in repurchase agreements, enabling the Company to further leverage its excess capital. Net loans receivable increased $1.5 million and totaled $454.7 million at March 31, 1997 with growth continuing to be predominantly in 1-4 family mortgages. Deposits totaled $447.8 million at March 31, 1997, a decline of $12.9 million, or 2.8% from $460.7 million at December 31, 1996 due primarily to the maturity of brokered certificates of deposit during the quarter.

      Nonperforming indirect auto loans totaled $812,000 at March 31, 1997, a 26% decline from $1.1 million at December 31, 1996. The provision for loan losses totaled $208,000 for the current quarter, bringing the allowance for losses on this portfolio to 86% of nonperforming loans at March 31, 1997, compared to 45% at December 31, 1996. At March 31, 1997, after an analysis of the returns generated by the existing portfolio and potential returns from such a line of business, the Bank exited the indirect auto loan business.

      At its meeting of April 15, 1997 the Company's board of directors approved its regular quarterly dividend of 17.5 cents per share. The dividend will be paid on May 15, 1997 to shareholders of record on April 30, 1997.

      The Company also announced its intention to repurchase 5% of its outstanding shares, or 215,943 shares, in open market transactions beginning April 21, 1997. The board of directors approved the repurchase program in view of current economic and market factors, alternate investment strategies and the strong capital position of the Company and its subsidiary, First Federal Savings Bank of Youngstown. The repurchased shares will become treasury shares available for general corporate purposes. The Company believes that the repurchase of its shares represents an attractive investment opportunity which will benefit the Company and its stockholders. Since completing its conversion to a publicly owned stock company on June 28, 1993, the Company has repurchased 2.6 million shares at an average price of $20.80 per share, including 808,000 shares at $26.00 per share repurchased in a tender offer which was completed in December 1996.

      Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, and other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended June 30, 1996 and Form 10-Q for the quarters ended September 30,
1996 and December 31, 1996.   Actual strategies and results in future
periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.